____________________________________________________________

601 Jefferson Street • Suite 3400

Houston, Texas 77002

May 17, 2012

Mr. Craig Slivka for Ms. Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

RE:	KBR, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011 - Filed February 22, 2012
Definitive Proxy Statement on Schedule 14A - Filed April 5, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012 - Filed April 25, 2012
File No. 1-33146

Dear Ms. Long:

Thank you for your letter dated May 4, 2012, regarding the SEC’s comments on the KBR, Inc. (“KBR”) filings referenced above.  Attached are our responses to each of your specific comments.  For your convenience, our responses are prefaced by the SEC staff’s corresponding comment in italicized text.

If you have any questions relating to this submission, we request that you or such member please call me directly at (713) 753-3635 (fax no. (713) 753-6604) or call Jeffrey King, KBR’s Vice President of Public Law, directly at (713) 753-4604 (fax no. (713) 752-3301).

Sincerely,

/s/ Dennis Baldwin
Dennis Baldwin
Senior Vice President and Chief Accounting Officer

Attachment

TO:	Securities and Exchange Commission
Division of Corporation Finance

FROM:	KBR, Inc.

RE:	KBR, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2011 - Filed February 22, 2012
        Definitive Proxy Statement on Schedule 14A - Filed April 5, 2012
        Form 10-Q for the Fiscal Quarter Ended March 31, 2012 - Filed April 25, 2012
        File No. 1-33146

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors, page 11

1. On pages 9 and 68, we note that revenue derived from the Chevron Corporation constituted 22%, 18% and 11% of consolidated revenue in 2011, 2010 and 2009, respectively. In future filings, if you continue to derive a significant portion of your consolidated revenue from Chevron Corporation, please include a risk factor disclosing the extent of your dependence on this customer.

Response:

We will revise future filings to include a risk factor disclosing the extent of our dependence on significant customers.

We rely on information technology systems to conduct our business, and disruption, failure or security breaches of these systems could adversely affect our business and results of operations,

2. You disclose that you rely heavily on information technology systems in order to achieve your business objectives. You also disclose that your portfolio of hardware and software products, solutions and services and your enterprise IT systems may be vulnerable to damage or disruption caused by circumstances beyond your control such as computer system or network failures, computer viruses, cyber attacks or other malicious software programs. Given your reliance on information technology systems, please tell us whether you have experienced any failures, attacks, viruses, malicious software or similar problems in the past and, if so, whether disclosure of that fact would provide the proper context for your risk factor disclosures. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://sec.gov/divisions/corpfin/guidance/cfguidancetopic2.htm.

Response:

KBR perceives our cyber security risk profile to be similar to other entities within our industry.  Based on our historical data, we have not experienced any security incidents (failures, attacks, malicious software, or similar problems) that resulted in an adverse impact to our business or results of operations; nor, have we experienced a loss of intellectual property.  Additionally, we see no trending that would indicate any change in this security profile and do not believe the risk of such security incidents to be of any consequence.

Effectively managing our information technology assets and associated risks is a priority for us.  Programs have been specifically designed to address and manage the risk associated with our cyber environment. More specifically, disaster recovery programs have been designed and routinely tested to ensure that our most critical business functions and systems are available in the event of a disaster.  Also, security programs are in place and are routinely audited by internal and external entities to ensure we are addressing areas such as intrusion detection/prevention, antivirus protection, and phishing/spam incidents.  KBR also ensures adequate redundancy is built into the computing environment to mitigate outages and other incidents related to equipment and communications failures.

To date, these programs have proven satisfactory and limited our threat profile.  KBR continues to strengthen these programs to keep up with the ever changing risks associated with technology assets.  Therefore, we do not believe disclosure of prior security incidents would provide additional context for our risk factor disclosure as the severity and frequency of such events were not material to KBR.  We will continue to review our risk factors in light of any significant security incidents in the future and revise our risk factor and other disclosures as necessary.

Legal Proceedings, page 21

3. We note your cross-references to MD&A and Notes 9 and 10 to your financial statements. In future filings, to the extent that you provide information regarding material legal proceedings by cross-referencing to other parts of the filing, please ensure that you provide all the information required by Item 103 of Regulation S-K. We note that you do not disclose the relief sought for several legal proceedings, including the McBride Qui Tam suit, the Electrocution litigation, the Burn Pit litigation, the Sodium Dichromate litigation, and the FAO litigation. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:

We will revise future filings to include all of the information required by Item 103 of Regulation S-K for each legal proceeding disclosed including the relief sought by each party in the proceeding.

In connection with our responses to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.